January 10, 2005



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     EMS Technologies, Inc.
     As of December 31, 2004

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 2004 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:  Office of the Corporate Secretary
     EMS Technologies, Inc.
     660 Engineering Drive
     Norcross, GA  30092

     Securities Division
     NASD Financial Center
     33 Whitehall Street
     New York, NY  10004











               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No. 5  )*


                  EMS Technologies, Inc.
                     (Name of Issuer)


            Common Stock par value $.10 per share
                 (Title of Class of Securities)


                           26873N108
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                        Page 1 of 5 Pages


CUSIP NO. 26873N108                                        13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida


        NUMBER OF           5  SOLE VOTING POWER
         SHARES                        570,498
      BENEFICIALLY          6  SHARED VOTING POWER
         OWNED                         - - -
         AS OF
    DECEMBER 31, 2004       7  SOLE DISPOSITIVE POWER
        BY EACH                        570,498
       REPORTING            8  SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             570,498

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                   _____
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.13%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________







                          Page 2 of 5 Pages



Item 1(a) Name of Issuer:

               EMS Technologies, Inc.


Item 1(b) Address of Issuer's Principal Executing Offices:

               660 Engineering Drive
               Norcross, GA  30092

Item 2(a) Name of Person Filing:

               Eagle Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

               880 Carillon Parkway
               St. Petersburg, Florida  33716


Item 2(c) Citizenship:

               Florida


Item 2(d) Title of Class of Securities:

               Common Stock par value $.10 per share


Item 2(e) CUSIP Number:

               26873N108


Item 3         Type of Reporting Person:

           (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940











                       Page 3 of 5 Pages





Item 4   Ownership as of December 31, 2004:

         (a)  Amount Beneficially Owned:

              570,498 shares of common stock beneficially owned including:

                                                         No. of Shares
              Eagle Asset Management, Inc.                   570,498

         (b)  Percent of Class:                                5.13%

         (c)  Deemed Voting Power and Disposition Power:

              (i)             (ii)            (iii)         (iv)
                                              Deemed        Deemed
              Deemed           Deemed         to have       to have
              to have          to have        Sole Power    Shared Power
              Sole Power       Shared Power   to Dispose    to Dispose
              to Vote or       to Vote or     or to         or to
              to Direct        to Direct      Direct the    Direct the
              to Vote          to Vote        Disposition   Disposition

Eagle Asset   570,498          ----           570,498       ----
Management, Inc.


Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           (____)

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

               N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               N/A












                       Page 4 of 5 Pages


Item 8   Identification and Classification of  Members  of the Group:   N/A

Item 9   Notice of Dissolution of Group:   N/A

Item 10  Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005             EAGLE ASSET MANAGEMENT, INC.



                                   __________________________________
                                   Damian Sousa
                                   Vice President
                                   Chief Compliance Officer

















                       Page 5 of 5 Pages